Innisfree
     M&A Incorporated

NEWS RELEASE                       FOR IMMEDIATE RELEASE

                                   For further information, call:
                                        Alan Miller
                                        Innisfree M&A Incorporated
                                        (212) 750-5831


                       ALEX GRASS AND ROGER GRASS BID FOR
                         GLOBAL MOTORSPORT GROUP, INC.

WYNNEWOOD, PA, March 24, 1998 -- Golden Cycle, LLC, announced yesterday that its co-founder Alex Grass had delivered a letter to Global Motorsport Group, Inc. (NASDAQ: CSTM) advising it of Golden Cycle's interest in acquiring Global Motorsport Group for a cash purchase price of $18 per share. The text of Mr. Grass' letter, addressed to Joseph Piazza, President and Chief Executive Officer of Global Motorsport Group, is as follows:

     "Golden Cycle, LLC is prepared to acquire Global Motorsport Group, Inc. for a cash purchase price of $18 per share. Based upon our review of publicly available information, we believe the $18 price is a full and fair one. Our offer is subject to negotiation of a definitive merger agreement which would contain customary terms and conditions. Our financial advisor, Jefferies & Company, Inc., has advised us that they are highly confident in their ability to arrange the financing for our cash acquisition of the company. We would very much appreciate the opportunity to negotiate all terms of a transaction, including the price, with you and your Board of Directors.

     Wholly apart from our willingness to negotiate all aspects of a possible offer based on what we know about Global Motorsport Group today, we also recognize that there may be values inherent in the company which we are unable to perceive without access to nonpublic information and the assistance of you and your management team. Accordingly, we would request that any pertinent information which is available to your management or is made available to your investment bankers or third parties for the purpose of evaluating or pursuing alternative transactions be made available to us as well, so that any offer and its terms may be formulated with the full benefit of a level and illuminated playing field. We would naturally agree to execute a customary confidentiality agreement with respect to the confidential information supplied to us.

                                     (MORE)


               501 Madison Avenue, 20th Floor, New York, NY 10022
                     212-750-5833 (Tel) 212-750-5799 (fax)
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Innisfree
     M&A Incorporated


While we are committed to working with you and your Board of Directors and pursuing a negotiated transaction, we also believe that if you and your Board of Directors do not wish to proceed with negotiations or to provide us with an opportunity to conduct due diligence so that we can determine if there is greater value in the company, we will consider attempting to seek control of the Board of Directors through a consent solicitation which would elect directors committed to selling the company for the highest price reasonably available. In view of the possibility that the Board might seek to erect non-economic obstacles or impediments which prevent stockholders from having a fair opportunity to consider and respond to any offer we might make, we will be filing preliminary proxy materials with the Securities and Exchange Commission with respect to such a consent solicitation. We certainly hope that, consistent with its fiduciary responsibilities, the Board will not take such actions which would require us to pursue the proxy contest.

     We are filing a statement on Schedule 13D with the Securities and Exchange Commission today announcing our acquisition of approximately 10.4% of the outstanding Global Motorsport Group's shares.

     We and our advisors are prepared to meet promptly with the company's directors, management and advisors (or designated representatives) at their convenience in order to negotiate a mutually desirable and beneficial transaction.

     We look forward to hearing from you at your earliest convenience."

Golden Cycle LLC was formed by Alex Grass and Roger Grass. Alex Grass, who founded Rite Aid Corporation and was Chairman of the Board, President and Chief Executive Officer until March 1995, now serves as a director and Chairman of Rite Aid's Executive Committee. Alex Grass is also a director of Hasbro, Inc. and the father of Roger Grass. Roger Grass is Chairman of the Board of Directors of Biker's Depot, Inc., a company engaged in the sale of aftermarket parts and accessories for Harley-Davidson motorcycles.


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